EARLY WARNING REPORT UNDER

NATIONAL INSTRUMENT 62 – 103

ALTERNATIVE MONTHLY REPORTING SYSTEM

ALTERNATIVE REPORTER:

MACKENZIE FINANCIAL CORPORATION

150 Bloor Street West

Toronto, Ontario

M5S 3B5

REPORTING ISSUER:

Capital Alliance Group, Inc.

REPORT FOR END OF:

July 2007

REPORT OF SHARE ACTIVITY:

Mackenzie Financial Corporation (“Mackenzie”) reports that as a result of purchases of common shares of Capital Alliance Group, Inc (“Capital Alliance”) by one or more of its mutual fund and private client managed accounts, the aggregate number of common shares on a flow through basis of Capital Alliance held by all of Mackenzie’s managed accounts at the end of July 2007 was 5,890,500 common shares, representing approximately 12.2% of all outstanding common shares on a flow through basis.

CHANGE FROM PREVIOUS REPORT:

Mackenzie’s previous report, dated February 9, 2007, reported holdings of 4,990,500 Capital Alliance representing approximately 13.6% of all the outstanding common shares on a flow through basis on behalf of Mackenzie’s mutual fund and private client managed accounts as of January 31, 2007.  Since February 1, 2007, there has been an increase of 900,000 common shares on a flow through basis.  However, due to an increase in the number of outstanding shares issued by Capital Alliance, Mackenzie’s  mutual fund and private client managed account holdings decreased by 1.4% of the total outstanding common shares on a flow through basis.

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Mackenzie specifically disclaims any beneficial ownership of the reported common shares, but as investment manager it maintains exclusive power to exercise investment control or direction over such common shares for its managed accounts as the beneficial owners.

PURPOSE OF THE REPORT:

The common shares were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over Capital Alliance.  Mackenzie managed accounts may from time to time acquire additional common shares, dispose of some or all of the existing or additional common shares or may continue to hold the common shares.

RELIANCE ON EXEMPTION

This report is issued under the Alternative Monthly Reporting System described in National Instrument 62 – 103.  Neither Mackenzie nor any of its managed accounts presently intend to:

c)

make a formal take-over bid for any common shares of  Capital Alliance;

d)

propose a transaction that would constitute a take-over bid in reliance on an exemption in the Securities Act (Ontario); or

e)

propose a reorganization, amalgamation, merger, arrangement or similar business combination with Capital Alliance which would result in Mackenzie’s managed accounts controlling the company, alone or with others.

CERTIFICATION:

To the best of its knowledge:

c)

Mackenzie and its managed accounts do not in the ordinary course of business receive material facts or changes about Capital Alliance which have not been publicly disclosed;

c)

Mackenzie is eligible to file this Alternative Monthly Reporting System report pursuant to the National Instrument;

f)

Mackenzie is not a joint actor with anyone else in connection with this report; and

d)

Mackenzie and its managed accounts have not entered into any agreements with Capital Alliance in connection with the purchase.

CONTACT PERSON:

For further information, contact:

Karmen Chau

Telephone:  (416) 922-5322, extension 4368

DATE AND SIGNATURE:

This report is dated August 10, 2007 and is signed by an authorized officer of Mackenzie.

MACKENZIE FINANCIAL CORPORATION

“D. Lynn Vickers:

__________________________________________

D. Lynn Vickers

Vice-President, Chief Compliance Officer